August 23, 2016

Filed pursuant to Rule 433

Registration Statement No. 333-209385 and 333-209385-01

Jefferies Group LLC

Senior Fixed Rate 8-Year Step-Up Callable Notes due August 26, 2024

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.

Title of the Series:	Senior Fixed Rate 8-Year Step-Up Callable Notes due August 26, 2024.

Aggregate principal amount:	$50,000,000. The Issuers may increase the aggregate principal amount prior to the original issue date but are not required to do so.

Issue price:	$1,000 per note (100%)

Pricing date:	August 23, 2016

Original issue date:	August 26, 2016 (3 business days after the pricing date)

Maturity date:	August 26, 2024, subject to the Issuers’ redemption right.

Interest accrual date:	August 26, 2016

Interest rate:	3.00%, from and including the original issue date to, but excluding, August 26, 2019. 5.00%, from and including August 26, 2019 to, but excluding, the maturity date.

Interest payment period:	Semi-annual

Interest payment dates:	Each February 26 and August 26, beginning February 27, 2017; provided that if any such day is not a business day, the interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360

Redemption:	The Issuers will have the right to redeem the notes, in whole or in part, on
August 26, 2019, and pay 100% of the stated principal amount per note plus accrued and unpaid interest to, but excluding, the date of such redemption. If the Issuers elect to redeem the notes, they must provide notice at least 5 business days before the redemption date.

Optional Redemption Date:	August 26, 2019

Specified currency:	U.S. dollars

CUSIP/ISIN:	47233JAD0

Book-entry or certificated note:	Book-entry

Business day:	New York

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc.

Trustee:	The Bank of New York Mellon

Use of Proceeds:	General corporate purposes

Listing:	None

You should read this document together with the related prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary pricing supplement dated August 8, 2016

Prospectus supplement dated August 5, 2016

Prospectus supplement dated February 4, 2016

Prospectus dated February 4, 2016

The issuer has filed a registration statement (including a prospectus) and has also filed a prospectus supplement and pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies LLC at (201)761-7610.